Korea Electric Power Corporation (“KEPCO”) announced its preliminary non-consolidated financial summary for the fiscal year ending December 31, 2005 as follows. KEPCO plans to release further information on or about February 14, 2006. (Seoul Time).

The information below represents preliminary, non-consolidated summary financial conditions and results of operations of KEPCO for the fiscal year ending December 31, 2005 and are un-audited. The information below is subject to change pending the audit.

	January 1, 2005 ~	January 1, 2004 ~
(in millions of Korean Won)	December 31, 2005	December 31, 2004
Current Asset	2,925,671	2,651,579
Cash & others	2,832,930	2,581,095
Inventories	92,741	70,484
Fixed Asset	58,701,170	56,265,745
Investment & others	27,679,091	26,087,181
Property, Plant, Equipment & Construction in Progress	30,787,039	29,945,548
Intangible assets	235,040	233,016
TOTAL ASSETS	61,626,841	58,917,324

Current liabilities	5,683,189	5,626,638
Long-term liabilities	13,737,990	13,013,752
TOTAL LIABILITIES	19,421,179	18,640,390

Stockholder’s equity	3,207,839	3,203,743
Capital surplus	14,422,727	14,372,895
Retained earnings	24,653,742	22,933,447
Capital adjustments	(78,646)	(233,151)
TOTAL SHAREHOLDERS’ EQUITY	42,205,662	40,276,934

Revenues	25,112,331	23,599,913
Operating Profit	1,325,917	1,973,159
Recurring Profit	3,181,041	3,988,763
NET PROFIT	2,448,611	2,880,770